Exhibit 3.4
CERTIFICATE OF AMENDMENT
TO CERTIFICATE OF INCORPORATION OF
SONTERRA RESOURCES, INC.

Under Section 242 of the Delaware General Corporation Law

Sonterra Resources, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of Delaware, DOES HEREBY CERTIFY as follows:

FIRST:  That the name of the corporation is currently Sonterra Resources, Inc.

SECOND:  That the Certificate of Incorporation of the Company (the “Certificate”) was originally filed with the Delaware Secretary of State on July 1, 1999, under the name whOOdoo.com, inc.

THIRD:  That Article 1 of the Certificate is hereby amended to read in full as follows:

1. The name of the Company is Velocity Energy Inc. (the “Company” or the “Corporation”).

FOURTH:  That Article 4 of the Certificate is hereby amended by the addition of the following paragraph at the end thereof:

“The total number of shares of preferred stock which this corporation is authorized for issuance is fifty million (50,000,000) shares with a par value of $0.001 per share. The preferred stock may be issued in one or more series, from time to time, with each such series to have such designations, powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issue of such series adopted by the Board of Directors, subject to the limitations prescribed by law and in accordance with the provisions hereof, the Board of Directors being hereby expressly vested with authority to adopt any such resolution or resolutions.”

FIFTH:  That the holders of at least a majority of all of the common stock of the Company (the “Majority Stockholders”), voting together as a single class, by written consent dated August 1, 2008, approved the Certificate of Amendment to the Certificate of Incorporation of the Company (the “Amendment to Certificate”), that when effective (i) would change the Company’s name to Velocity Energy, Inc. (the “Name Change Amendment”); and (ii) authorize 50,000,000 shares of blank check preferred stock, par value $0.001 per share (the “Blank Check Amendment”).

SIXTH:  That, in accordance with Section 228 of the Act, proper and timely notice was provided to all stockholders of the Company who did not consent to such action, by delivery of an Information Statement pursuant to Section 14 of the Securities Exchange Act of 1934 (the “Exchange Act”) .

SEVENTH:  That the capital of said Corporation shall not be reduced under or by reason of said amendment.

Dated: March 2, 2009	SONTERRA RESOURCES, INC.

	By:	/s/ Donald E. Vandenberg
Name: Donald E. Vandenberg
Title: Chief Executive Officer, President, and Chairman of the Board of Directors